

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Suren Ajjarapu
Chief Executive Officer
Trxade Group, Inc.
3840 Land O' Lakes Blvd
Land O' Lakes, FL 34639

> **Re: Trxade Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 28, 2020**
> **File No. 333-248473**

Dear Mr. Ajjarapu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David M. Loev